UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65329

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rivington Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

609 Main Street, Suite 3900

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A. Logan   713-750-0900
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott A. Logan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rivington Securities, LLC _____ , as of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DeaAnna Beaty
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20044011494
MY COMMISSION EXPIRES SEPT. 2, 2020



_____
Signature

Chief Executive Officer
_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2019

This report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC document**.

INDEX TO FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm

To the Member
Rivington Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2019 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 25, 2020

We have served as the Company's auditor since 2017.

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	39,977
Prepaid expenses and other assets		9,440
Total Assets	$	49,417

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Related party payable	$	17,016
Accrued expenses		3,267
Total Liabilities		20,283
Member's Equity		29,134
Total Liabilities and Member's Equity	$	49,417

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**:

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Colorado limited liability company that is wholly owned by Rivington Holdings, LLC (Parent). The Company's office is located in Houston, Texas.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies throughout the United States. The Company does not maintain custody or possession of customer funds or securities and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC.

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. At December 31, 2019, and at various time throughout the year then ended, the Company held cash deposits with a bank in excess of Federally insured amounts. The Company places its cash with financial institutions that management believes are creditworthy.

Income Taxes –Securities is a single member limited liability company and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax returns of the Parent and passed through to its members, therefore, no provision or liability for income taxes has been recorded in the financial statements.

4

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

The Company has not recorded any liabilities as of December 31, 2019 related to the provisions of FASB ASC 740, *Accounting for Uncertainty in Income Taxes*. As of December 31, 2019, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states.

Accounts Receivable –At December 31, 2019, the Company had no accounts receivable. Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2019, there was no allowance for doubtful accounts.

Revenue Recognition – Revenue from contracts with customers includes fees from investment banking services and consulting services. Revenue generated from investment banking services are recorded in the statement of income as investment banking fees while revenue generated from consulting services are recorded in the statement of income as financial advisory fees. There were no investment fees or revenue from consulting services recognized during 2019.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In a significant portion of transactions, revenue is earned and recognized when a client receives funding under terms determined at the initial closing of the transaction. As fundings occur, the Company's clients have an obligation to inform the Company of the amount and date of such funding, at which point the Company issues an invoice and recognizes the revenue.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Revenue Recognition –Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Generally, the contracts also call for variable payments related to the closing of transactions which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction or subsequent fundings).

Revenue from contracts with customers includes fees from investment banking services and consulting services. Revenue generated from investment banking services are recorded in the statement of operations as investment banking fees while revenue generated from consulting services are recorded in the statement of income as financial advisory fees. There were no investment fees or revenue from consulting services recognized during 2019.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. In a significant portion of transactions, revenue is earned and recognized when a client receives funding under terms determined at the initial closing of the transaction. As fundings occur, the Company's clients have an obligation to inform the Company of the amount and date of such funding, at which point the Company issues an invoice and recognizes the revenue.

Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Generally, the contracts also call for variable payments related to the closing of transactions which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction or subsequent fundings).

2.   **RELATED PARTY TRANSACTIONS**:

On April 23, 2002, the Company and Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. Effective January 1, 2014 the Company and Parent entered into the Second Amended and Restated Office and Administrative Services Agreement to include a more definitive provision for compensation to Parent for the services provided. Accordingly, compensation to Parent is comprised of two categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The allocation services fee is a fixed amount that is charged by Parent on a monthly basis. For the year ended December 31, 2019 the Company recorded total incremental allocation services fees of $34,032, which is recorded in the following categories on the Statement of Operations:

Professional Fees	$	2,784
Rent		7,692
Travel, meals and entertainment		3,744
Insurance		2,340
Payroll expenses		13,332
Other general and administrative expenses		4,140
Total	$	34,032

Overhead Expenses – Additional cost for other overhead expenses as determined by the managing members of Parent. No other overhead expenses were charged for the year ended December 31, 2019.

Accordingly, corresponding credits were recorded as payable to Parent for 2019 for all charges incurred under the Management Agreement with a balance due at December 31, 2019 of $17,016.

3. **R**EGULATORY **C**APITAL **R**EQUIREMENTS:

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2019, the Company's net capital, as defined, was $19,694 and its net capital in excess of the minimum requirement was $14,694. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The Company distributes funds to the Parent for the payment of reasonable compensation to the members of the Parent and for making required tax payments. Equity withdrawals to the sole member are subject to certain notifications and approval provisions of Rule 15c3-1.

4. **S**UBSEQUENT **E**VENTS:

On January 21, 2020, the Parent made a $20,395 capital contribution in-kind to the Company to forgive the Related Party Payable. Also, the Parent contributed $75,000 cash on January 24, 2020.